UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013

Commission File Number: 001-31994

Semiconductor Manufacturing International
Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite  any  offer  to  acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the  PRC, Hong Kong and the  United States  or  elsewhere.  The Bonds  are  not  available  for general subscription in Hong Kong or elsewhere.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Bonds mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Bonds will be made in the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock Code:  981)

(1)         NON-EXEMPT CONNECTED TRANSACTIONS

(2)         EXERCISE OF PRE-EMPTIVE RIGHTS BY DATANG AND COUNTRY HILL

Reference is made to the Company’s announcements dated 10 November 2008, 15 July 2010, 5 May 2011, 24 October 2013 and 25 October 2013 in relation to the Datang Subscription Agreement, pursuant to which, in case of any issue of new Shares or securities convertible into Shares by the Company, Datang has a pre-emptive right to purchase a pro rata portion of such new securities being issued and the Company is required to notify Datang of such proposed issue.

Reference is also made to the Company’s announcements dated 18 April 2011, 24 October 2013 and 25 October 2013 in relation to the Country Hill Subscription Agreement pursuant to which, in case of any issue of new Shares or securities convertible into Shares by the Company, Country Hill has a pre-emptive right to subscribe for a pro rata portion of such new securities being issued and the Company is required to notify Country Hill of such proposed issue.

ISSUE OF THE PLACED BONDS

Reference is made to the Company’s announcement dated 25 October 2013 in relation to the Bond Subscription Agreement, pursuant to which each of the Joint Managers has agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for the Placed Bonds to be issued by the Company in an aggregate principal amount of US$200 million.

*                   For identification purposes only

Based on the initial Conversion Price of HK$0.7965 and assuming full conversion of the Placed Bonds at the initial Conversion Price, the Placed Bonds will be convertible into 1,946,817,325 Shares, representing (i) approximately 6.07% of the issued share capital of the Company on 24 October 2013 and (ii) approximately 5.72% of the issued share capital of the Company as enlarged by the issue of the Conversion Shares. The Conversion Shares will be allotted and issued pursuant to the general mandate of the Company granted to the Directors at the general meeting held on 13 June 2013 and will rank pari passu in all respects with the Shares then in issue on the relevant conversion date. The issue of the Placed Bonds is not subject to the approval of the Shareholders.

Reference is made to the Company’s announcement dated 7 November 2013 in relation to the completion of the issue of the Placed Bonds. All of the conditions precedent for the issue of the Placed Bonds under the Bond Subscription Agreement have been fulfilled and completion of the issue of the Placed Bonds took place on 7 November 2013.

Conditional approval for the listing of the Conversion Shares on the Hong Kong Stock Exchange has been granted. Approval in-principle has been received for the listing and quotation of the Placed Bonds on the Singapore Exchange Securities Trading Limited and the Placed Bonds are expected to be listed on 8 November 2013.

PRE-EMPTIVE RIGHTS OF DATANG

Reference is made to the Company’s announcements dated 10 November 2008, 15 July 2010, 5 May 2011, 24 October 2013 and 25 October 2013 in relation to the Datang Subscription Agreement. Pursuant to the Datang Subscription Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Datang has a pre- emptive right to purchase a pro rata portion of such new securities being issued equivalent to the percentage of the issued share capital of the Company then owned by Datang immediately prior to the issue of such securities. Datang’s pre-emptive right is applicable to the issue of the Placed Bonds and any Country Hill Further Subscription. Pursuant to the Datang Subscription Agreement, completion of any such issue of the Datang Pre-emptive Bonds to Datang upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Bonds in connection with the issue of the Placed Bonds and any Country Hill Further Subscription will be at a price equivalent to the issue price of the Placed Bonds (in the case of the Datang Pre-emptive Bonds) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of the independent Shareholders of the Company for any such Datang Further Subscription.

The Company has notified Datang in accordance with the terms of the Datang Subscription Agreement in respect of the issue of the Placed Bonds and the possibility of the Country Hill Further Subscription. Pursuant to the Datang  Subscription  Agreement,  Datang  has delivered an irrevocable notice to the Company that it will be fully exercising  its  pre- emptive right in respect of the Datang Pre-emptive Bonds and the Country Hill Further Subscription. This will involve the issue of Bonds by the Company to Datang in an aggregate principal amount of US$54,600,000. The subscription by Datang of the Datang Pre-emptive Bonds will be based on terms and conditions that are substantially the same as the issue of the Placed Bonds. The gross proceeds of the Datang Further Subscription is expected to be approximately US$54.6 million. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

PRE-EMPTIVE RIGHTS OF COUNTRY HILL

Reference is made to the Company’s announcements dated 18 April 2011, 24 October 2013 and 25 October 2013 in relation to the Country Hill Subscription Agreement.

Pursuant to the Country Hill Subscription Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Country Hill has a pre- emptive right to subscribe for a pro rata portion of such new securities being issued equivalent to the percentage of the issued share capital of the Company then owned by Country Hill immediately prior to the issue of such securities. Country Hill’s pre-emptive right is applicable to the issue of the Placed Bonds and any Datang Further Subscription. Pursuant to the Country Hill Subscription Agreement, completion of any such issue of the Country Hill Pre-emptive Bonds to Country Hill upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any  exercise  by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre-emptive Bonds in connection with the issue of the Placed Bonds and any Datang Further Subscription will be at a price equivalent to the issue price of the Placed Bonds (in the case of the Country Hill Pre-emptive Bonds) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of the independent Shareholders of the Company for any such Country Hill Further Subscription.

The Company has notified Country Hill in accordance with the terms of the Country Hill Subscription Agreement in respect of the issue of the Placed Bonds and the possibility of the Datang Further Subscription. Pursuant to the Country Hill Subscription Agreement, Country Hill has delivered an irrevocable notice to the Company that it will be fully exercising its pre-emptive right in respect of the Country Hill Pre-emptive Bonds and the Datang Further Subscription. This will involve the issue of Bonds by the Company  to Country Hill in an aggregate principal amount of US$32,200,000. The subscription by Country Hill of the Country Hill Pre-emptive Bonds will be based on terms and conditions that are substantially the same as the issue of the Placed Bonds. The gross proceeds of the Country Hill Further Subscription is expected to be approximately US$32.2 million. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

SHAREHOLDER LOCK-UP UNDERTAKINGS BY DATANG AND COUNTRY HILL

Each of Datang and Country Hill has given a shareholder lock-up undertaking in relation to the Shares held by it directly (or through nominees) for a period of 90 days to facilitate an orderly marketing, distribution and trading of the Bonds.

IMPLICATIONS OF THE LISTING RULES

This announcement is made pursuant to inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2)(a) of the Listing Rules.

As each of Datang and Country Hill is a substantial Shareholder of the Company and thus a connected person, the Datang Further Subscription and the Country Hill  Further Subscription (including any Shares to be issued on conversion of any Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds) will constitute a connected transaction of the Company and will be subject to independent Shareholders’ approval under  the  Listing Rules. As at the date of this announcement, each of Datang and Country Hill has delivered an irrevocable notice to the Company confirming that it will be fully exercising its pre- emptive right in respect of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds (as applicable), based on terms and conditions that are substantially the same as the issue of the Placed Bonds. The Company will make such further announcement as is necessary if any agreement is entered into by the Company with Datang or Country Hill regarding the above matters.

UNITED STATES SECURITIES LAW MATTERS

The Bonds have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to US persons (as defined in the Securities Act) unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. There will be no public offering of the Bonds in the United States. This announcement does not constitute an offer of any securities for sale.

Shareholders and potential investors should note that the completion of each of  the  Datang Further Subscription and the Country Hill Further Subscription is subject to the entering into and fulfilment of the conditions under the relevant subscription agreement. As the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing  in  the Shares.

INTRODUCTION

Reference is made to the Company’s announcements dated 10 November 2008, 15 July 2010, 5 May 2011, 24 October 2013 and 25 October 2013 in relation to the Datang Subscription Agreement, pursuant to which, in case of any issue of new Shares or securities convertible into Shares by the Company, Datang has a pre-emptive right to purchase a pro rata portion of such new securities being issued and the Company is required to notify Datang of such proposed issue.

Reference is also made to the Company’s announcement dated 18 April 2011, 24 October 2013 and 25 October 2013 in relation to the Country Hill  Subscription  Agreement  pursuant  to which, in case of any issue of new Shares or securities convertible into Shares by the Company, Country Hill has a pre-emptive right to subscribe for a pro rata portion of such new securities being issued and the Company is required to notify Country Hill of such proposed issue.

PRE-EMPTIVE RIGHTS OF DATANG

Reference is made to the Company’s announcements dated 10 November 2008, 15 July 2010, 5 May 2011, 24 October 2013 and 25 October 2013 in relation to the Datang Subscription Agreement. Pursuant to the Datang Subscription Agreement, in case of  any  issue  of  new Shares or securities convertible into Shares, subject to certain exceptions, Datang has a pre- emptive right to purchase a pro rata portion of such new securities being issued equivalent to the percentage of the issued share capital of the Company then owned by Datang immediately prior to the issue of such securities. Datang’s pre-emptive right is applicable to the issue of the Placed Bonds and any Country Hill Further Subscription. Pursuant  to  the  Datang Subscription Agreement, completion of any such issue of the Datang Pre-emptive Bonds to Datang upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Bonds in connection with the issue of the Placed Bonds and any Country Hill Further Subscription will be at a price equivalent to the issue price of the Placed Bonds (in the case of the Datang Pre-emptive Bonds) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of the independent Shareholders of the Company for any such Datang Further Subscription.

The Company has notified Datang in accordance with the terms of the Datang Subscription Agreement in respect of the issue of the Placed Bonds and the possibility of the Country Hill Further Subscription. Pursuant to the Datang Subscription Agreement, Datang has delivered an irrevocable notice to the Company that it will be fully exercising its pre-emptive right in respect of the Datang Pre-emptive Bonds and the Country Hill Further Subscription. This will involve the issue of Bonds by the Company to Datang in an aggregate principal amount of US$54,600,000. The subscription by Datang of the Datang Pre-emptive Bonds will be based on terms and conditions that are substantially the same as the issue of the Placed Bonds. The gross proceeds of the Datang Further Subscription is expected to be approximately US$54.6 million. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

PRE-EMPTIVE RIGHTS OF COUNTRY HILL

Reference is made to the Company’s announcements dated 18 April 2011, 24 October 2013 and 25 October 2013 in relation to the Country Hill Subscription Agreement.

Pursuant to the Country Hill Subscription Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Country Hill has a  pre- emptive right to subscribe for a pro rata portion of such new securities being issued equivalent to the percentage of the issued share capital of the Company then owned by Country Hill immediately prior to the issue of such securities. Country Hill’s pre-emptive right is applicable to the issue of the Placed Bonds and any Datang Further Subscription.  Pursuant  to  the Country Hill Subscription Agreement, completion of any such issue of the Country Hill Pre- emptive Bonds to Country Hill upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Country Hill of its pre- emptive right to subscribe for the Country Hill Pre-emptive Bonds in connection with the issue of the Placed Bonds and any Datang Further Subscription will be at a price equivalent to the issue price of the Placed Bonds (in the case of the Country Hill Pre-emptive Bonds) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of the independent Shareholders of the Company for any such Country Hill Further Subscription.

The Company has notified Country Hill in accordance with the terms of the Country Hill Subscription Agreement in respect of the issue of the Placed Bonds and the possibility of the Datang Further Subscription. Pursuant to the Country Hill Subscription Agreement, Country Hill has delivered an irrevocable notice to the Company that it will be fully exercising its pre- emptive right in respect of the Country Hill Pre-emptive Bonds and the Datang Further Subscription. This will involve the issue of Bonds by the Company to Country Hill in an aggregate principal amount of US$32,200,000. The subscription by Country Hill of the Country Hill Pre-emptive Bonds will be based on terms and conditions that are substantially the same as the issue of the Placed Bonds. The gross proceeds of the Country Hill Further Subscription is expected to be approximately US$32.2 million. The Company will make such further announcement as is necessary under the Listing Rules in relation to this.

SHAREHOLDER LOCK-UP UNDERTAKINGS BY DATANG AND COUNTRY HILL

Each of Datang and Country Hill has given a shareholder lock-up undertaking in relation to the Shares held by it directly (or through nominees) for a period of 90 days to facilitate an orderly marketing, distribution and trading of the Bonds.

LISTING RULES IMPLICATIONS

As each of Datang and Country Hill is a substantial Shareholder of the Company and thus a connected person, the Datang Further Subscription and the Country Hill Further Subscription (including any Shares to be issued on conversion of any Datang Pre-emptive  Bonds  and Country Hill Pre-emptive Bonds) will constitute a connected transaction of the Company and will be subject to independent Shareholders’ approval under the Listing Rules. As at the date of this announcement, each of Datang and Country Hill has delivered an irrevocable notice to the Company confirming that it will be fully exercising its pre-emptive right in respect of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds (as applicable), based on terms and conditions that are substantially the same as the issue of the Placed Bonds. The Company will make such further announcement as is necessary if any agreement is entered into by the Company with Datang or Country Hill regarding the above matters.

EFFECTS OF THE ISSUE OF THE PLACED BONDS, DATANG PRE-EMPTIVE BONDS AND THE COUNTRY HILL PRE-EMPTIVE BONDS ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

The following table illustrates (i) the shareholding structure of the Company as at 6 November 2013; (ii) the shareholding  structure immediately after the  issue of the Placed  Bonds and assuming no conversion of the Placed Bonds into Shares; (iii) the shareholding structure immediately after the issue of the Placed Bonds and assuming that the Placed Bonds are fully converted into Shares of the Company at the initial conversion price of HK$0.7965 each; and (iv) the shareholding structure of the Company assuming Datang and Country Hill have fully exercised their pre-emptive rights to subscribe for bonds of the Company in connection with the issue of the Placed Bonds (assuming the Placed Bonds, the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds are fully converted into the Shares of the Company at the initial conversion price of HK$0.7965 each).

	Existing (as at 6 November 2013)		Immediately after the issue of the Placed Bonds (Assuming no conversion of the Placed Bonds)		Immediately after the issue of the Placed Bonds (Assuming the Placed Bonds are fully converted into the Shares of the Company at the initial conversion price of HK$0.7965 each) (Note 1)

Immediately after Datang and
Country Hill have fully exercised
their pre-emptive rights in
connection with the issue of the
Placed Bonds (assuming the Placed
Bonds, Datang Pre-emptive Bonds
and the Country Hill Pre-emptive
Bonds are fully converted into the
Shares of the Company at the
initial conversion price of
HK$0.7965 each)

Shareholder	No. of Shares	% of issued share capital of the Company	No. of Shares	% of enlarged share capital of the Company	No. of Shares	% of enlarged share capital of the Company	No. of Shares	% of enlarged share capital of the Company

Datang	6,116,138,341	19.05%	6,116,138,341	19.05%	6,116,138,341	17.96%	6,647,619,470	19.05%
Country Hill	3,605,890,530	11.23%	3,605,890,530	11.23%	3,605,890,530	10.59%	3,919,328,119	11.23%
Holders of the Bonds	—	—	—	—	1,946,817,325	5.72%	1,946,817,325	5.58%
Other Shareholders	22,380,454,720	69.72%	22,380,454,720	69.72%	22,380,454,720	65.73%	22,380,454,720	64.14%
Total	32,102,483,591	100.00%	32,102,483,591	100.00%	34,049,300,916	100.00%	34,894,219,634	100.00%

Notes:

(1)           Assuming none of the outstanding share options are exercised on or before the date on which the Bonds are fully converted into Shares. As at 31 October 2013, the Company has  479,721,223  outstanding  share options.

UNITED STATES SECURITIES LAW MATTERS

The Bonds have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to US persons (as defined in the Securities Act) unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. There will be no public offering of the Bonds in the United States. This announcement does not constitute an offer of any securities for sale.

GENERAL

Shareholders and potential investors should note that the completion of each  of  the  Datang Further Subscription and the Country Hill Further Subscription is subject to the entering into and fulfilment of the conditions under the relevant subscription agreement. As the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds may  or  may  not  proceed, Shareholders and potential investors are reminded to exercise caution when dealing in the Shares.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

“Board”	the board of Directors

“Bond Subscription Agreement”	the subscription agreement entered into between the Company and the Joint Managers dated 24 October 2013 in respect of the issue of the Bonds

“Bonds”	the Placed Bonds, any Datang Pre-emptive Bonds and any Country Hill Pre-emptive Bonds

“Company”	Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, whose Shares are listed on the Main Board of the Hong Kong Stock Exchange

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Conversion Price”

the price at which Conversion Shares will be issued upon conversion of the Bonds which will initially be HK$0.7965 per Share and will be subject to adjustment in the manner provided in the terms and conditions of the Bonds

“Conversion Shares”	Shares to be allotted and issued by the Company upon conversion of the Bonds

“Country Hill”	Country Hill Limited, a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by China Investment Corporation

“Country Hill Further Subscription”	the potential subscription of Country Hill Pre-emptive Bonds by Country Hill pursuant to any exercise of pre-emptive right by Country Hill under the Country Hill Subscription Agreement

“Country Hill Pre- emptive Bonds”

any Bonds to be issued to Country Hill pursuant to any exercise of its pre-emptive right under the Country Hill Subscription Agreement in connection with the Bond Subscription Agreement as will result in Country Hill’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Placed Bonds and any Datang Further Subscription

“Country Hill Subscription Agreement”	the share subscription agreement dated 18 April 2011 between the Company and Country Hill

“Datang”

Datang Holdings (Hong Kong) Investment Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws

“Datang Further Subscription”	the potential subscription of Datang Pre-emptive Bonds by Datang pursuant to any exercise of pre-emptive right by Datang under the Datang Subscription Agreement

“Datang Pre-emptive Bonds”

any Bonds to be issued to Datang pursuant to any exercise of its pre- emptive right under the Datang Subscription Agreement in connection with the Bond Subscription Agreement as will result in Datang’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Placed Bonds and any Country Hill Further Subscription

“Datang Subscription Agreement”	the share purchase agreement dated 6 November 2008 between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws

“Director(s)”	director(s) of the Company

“HK$”	Hong Kong Dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Joint Managers”	J.P. Morgan Securities plc and Deutsche Bank AG, Hong Kong Branch

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Placed Bonds”	means the zero coupon convertible bonds due 2018 of an aggregate principal amount of US$200 million issued by the Company under the Bond Subscription Agreement

“PRC”	the People’s Republic of China (for the purpose of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan)

“Securities Act”	the U.S. Securities Act of 1933, as amended

“Share(s)”	share(s) of US$0.0004 each in the share capital of the Company listed on the Hong Kong Stock Exchange

“Shareholder(s)”	the holder(s) of the Shares

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“US” or “United States”	the United States of America

“US$”	United States dollars, the lawful currency of the United States

“%”	per cent.

By order of the Board
Semiconductor Manufacturing International Corporation Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 7 November 2013

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang

Non-executive  Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Lawrence Juen-Yee Lau (Datong Chen as his Alternate)

Zhou Jie

Independent  Non-executive  Directors

William Tudor Brown

Sean  Maloney

Frank Meng

Lip-Bu Tan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 12 November, 2013	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director